Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Old Dominion Freight Line Inc (ODFL)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Old Dominion Freight Line Inc (ODFL)
Vote Yes: Item #5 – Shareholder Proposal Regarding Greenhouse Gas Reduction Targets

Annual Meeting: May 15, 2024

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board issue interim- and long-term greenhouse gas reduction targets aligned with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUMMARY

To meet the Paris Agreement’s goal of limiting global warming to 1.5°C and to thereby avoid the worst effects of climate change, all companies must reach net zero emissions by 2050. The transportation sector plays a pivotal role in reaching the Paris Agreement’s goal as it is the highest emitting sector in the United States with 24% of these emissions from ground freight.1

Old Dominion is one of the largest North American less-than-truckload (LTL) motor carriers. LTL companies provide shipping via truck for relatively small loads and quantities of freight. Old Dominion owns over 10,000 Class 8 semi-trucks operated from 257 service center locations in 48 states. As a transportation company currently dependent on high-emitting semi-trucks, Old Dominion must be prepared to remain competitive in the face of proliferating carbon regulations and customer demand for low-carbon transportation. Old Dominion has not set targets or disclosed a plan to mitigate these risks and investors are concerned.

The Company does not disclose emission reduction targets. To date Old Dominion has initiated certain low-carbon strategies, including route optimization and the purchase of one electric Class 8 semi-truck. Meanwhile, Old Dominion’s peer, FedEx Freight, and other members of the transportation sector have set emission reduction targets. As such, many competing companies are better prepared to address climate related-risks and capitalize on the competitive advantages of a low-carbon business model, putting Old Dominion at a competitive disadvantage.

_____________________________

1 https://www.bts.gov/browse-statistical-products-and-data/freight-facts-and-figures/us-greenhouse-gas-emissions-domestic

2024 Proxy Memo Old Dominion Freight Line | Greenhouse Gas Reduction Targets

To ensure Old Dominion responds to these material climate-related risks and remains competitive in an industry being redefined by climate change, investors request the board disclose interim and long-term greenhouse gas emission reduction targets aligned with the Paris Agreement’s 1.5°C goal requiring net zero emissions by 2050.

RATIONALE FOR A YES VOTE

1.	Old Dominion is exposed to regulatory, competitive, and physical climate-related risks.

2.	Old Dominion has not implemented the proposal and fails to report on how it intends to reduce GHG emissions.

3.	Old Dominion lags peers in setting 1.5°C -aligned targets.

DISCUSSION

1.	Old Dominion is exposed to regulatory, competitive, and physical climate-related risks.

Old Dominion’s emissions from the operation of high-emitting semi-trucks exposes the Company to climate-related risks.

Changing Customer Demands - Demand is growing for low-carbon transportation. Customers are opting for low-carbon shipping because it allows them to align with their environmental targets, meet regulatory requirements, enhance brand reputation, achieve cost savings, and mitigate supply chain risk. Boston Consulting Group’s 2022 survey of 125 companies found that 82% are willing to pay a premium for zero-carbon shipping and 71% responded “probably yes” or “definitely yes” when asked if they are likely to be more loyal to a provider offering carbon neutral shipping.2 Both of these percentages are higher than last year’s survey, indicating growing customer interest in green shipping. Additionally, more companies are committing to reduce their emissions from the transportation and distribution of their goods. To date, 106 North American companies have set Net Zero targets inclusive of their value chain emissions through the Science Based Targets Initiative (SBTi).3

Regulatory Risk - In addition to changing customer demands, the transportation sector is seeing an increase in climate-related regulations at both the state and national levels. 4 Old Dominion and its manufacturers are facing the following regulations:

•	California and 11 other states have adopted the Advanced Clean Trucks rule which requires manufacturers to sell zero-emissions heavy-duty vehicles (ZE-HDVs) as an increasing percentage of their annual sales from 2024 to 2035.[5,6]

_____________________________

2 https://www.bcg.com/publications/2022/customers-willingness-to-pay-to-decarbonize-shipping

3 https://sciencebasedtargets.org/target-dashboard

4 https://d1io3yog0oux5.cloudfront.net/_bc562bf83a2900f77b319f6b604089fe/odfl/db/426/4120/pdf/4Q2023_April.pdf p.3

5 https://afdc.energy.gov/laws/california-standards#/tab-act

6 https://rmi.org/understanding-californias-advanced-clean-truck-regulation/

2

2024 Proxy Memo Old Dominion Freight Line | Greenhouse Gas Reduction Targets

•	17 states plus the District of Columbia have established goals to support widespread electrification of the heavy-duty vehicle market.[7]

•	EPA finalized the Greenhouse Gas Emissions and Fuel Efficiency Standards for Medium- and Heavy-Duty Engines and Vehicles which implements increasingly strict emission standards for Class 8 trucks from 2027 to 2032.[8]

It is likely such regulations will continue to proliferate, making it harder for Old Dominion to continue business as usual. While Old Dominion has recognized the increase in climate regulations in its 10-K filing, 9 the Company has yet to disclose its strategies for effectively managing the risks associated with these regulations.

In addition to stricter regulations, governments are passing legislation to incentivize adoption of ZE-HDVs. The Inflation Reduction Act (IRA) provides funding for the development of a wide range of technologies including electric charging infrastructure and hydrogen fuel-cells. One study found that the IRA will make electric long-haul trucks cost-competitive by 2027.10 And to provide further guidance to companies, the Federal government released the National Zero Emissions Freight Corridor Strategy to guide the deployment of zero-emission heavy-duty vehicle charging and hydrogen fueling infrastructure from 2024 to 2040.11

Setting GHG reduction targets and creating a plan to achieve them will help ensure that Old Dominion is able to make use of current and future government incentives, which are intended to accelerate the adoption of ZE-HDVs without sacrificing affordability and operational efficiencies. Given that ZE-HDVs will become cost-competitive in the next few years, Old Dominion must work now with manufacturers and other members of the value chain such as power utilities to test electric vehicles and develop the supporting infrastructure to ensure a seamless integration of ZE-HDVs. Further, early action on decarbonizing operations and value chains provides companies with a competitive advantage through enhanced brand reputation, cost savings, regulatory compliance, and access to capital, while also mitigating risks and fostering innovation leadership in sustainable practices.

Finally, as stated in Old Dominion’s 2022 10-K, “Harsh weather or natural disasters…can also adversely impact our performance by disrupting freight shipments or routes, destroying our assets, disrupting fuel supplies, increasing fuel costs, increasing maintenance costs, reducing demand and negatively impacting the business or financial condition of our customers, any of which could harm our results of operations or make our results of operations more volatile.”12 Old Dominion must play its role in the economy-wide effort to reach net zero emissions to avoid the escalating physical risks associated with climate change.

_____________________________

7 https://www.nescaum.org/initiatives/mhd-zev-initiative

8 https://www.epa.gov/system/files/documents/2024-04/420f24018.pdf

9 https://www.sec.gov/Archives/edgar/data/878927/000095017024020176/odfl-20231231.htm p.15

10 https://rmi.org/inflation-reduction-act-will-help-electrify-heavy-duty-trucking/#:~:text=The%20IRA%20includes%20a%20new,used%20to%20electrify%20local%20depots.

11 https://driveelectric.gov/files/zef-corridor-strategy.pdf

12 https://www.sec.gov/Archives/edgar/data/878927/000095017024020176/odfl-20231231.htm p.9

3

2024 Proxy Memo Old Dominion Freight Line | Greenhouse Gas Reduction Targets

2.	Old Dominion has not implemented the proposal and fails to report on how it intends to reduce its GHG emissions.

Old Dominion has not disclosed any emission reduction targets. While the Company has taken initial steps towards reducing emissions such as route optimization and maintaining a young truck fleet, it is unclear if these efforts are enough to align the Company with a 1.5°C trajectory.

Emission reduction targets are staples of any company climate transition plan and are critical benchmarking tools for measuring the efficacy of decarbonization initiatives. They position the Company to effectively address future regulatory changes, unify the Company behind a clear objective, and communicate the Company's direction to customers, suppliers, and regulators. Targets also serve as an accountability mechanism by providing shareholders with the proper transparency to assess the efficacy of a company’s decarbonization initiatives. Lastly, achieving such targets can unlock opportunities such as cost savings, improved reputation, and market competitiveness.

Old Dominion has access to both target setting standards and industry-backed decarbonization pathways that incorporate the specific challenges of long-haul trucking. For example, SBTi’s Transport Science-based Target Setting Guidance offers a framework for companies like Old Dominion who own and operate long-haul freight trucks and the Mission Possible Partnership has created an industry-backed 1.5°C-aligned transition strategy for the trucking sector.13,14

Lastly, to define investor expectations for climate risk management, members of the CA100+, an investor-lead initiative representing more than 700 investors created the Net Zero Benchmark (the Benchmark). The Benchmark provides a disclosure framework that requires companies to set 1.5°C-aligned interim and long-term emission reduction targets covering Scope 1, 2, and 3 emissions. While Old Dominion is not a CA100+ company, its misalignment with the Benchmark is a signal to investors that the Company is lagging best practices and failing to align its emissions with global 1.5oC goals.

3.	Old Dominion lags peers in setting 1.5[o]C -aligned targets.

Investors are concerned that Old Dominion’s failure to manage its climate risk is jeopardizing the Company’s competitiveness. Peers that prioritize decarbonization by setting science-aligned 1.5oC goals are better set to capitalize on the market opportunities of a low-carbon business model. For example, FedEx has set a 2040 net zero target for its Scope 1 and 2 operational emissions and Scope 3 emissions from contracted transportation.15 This includes emissions from the Company’s LTL segment, FedEx Freight. FedEx Freight has also placed orders for 18 electric Class 8 trucks, 10 electric yard trucks and will install 36 fast chargers at four hubs.16 This contrasts with Old Dominion’s limited actions which include the purchase of one electric truck and one electric yard truck.17

_____________________________

13 https://sciencebasedtargets.org/resources/files/SBT-transport-guidance-Final.pdf

14 https://missionpossiblepartnership.org/wp-content/uploads/2022/11/Making-Zero-Emissions-Trucking-Possible.pdf

15 https://www.fedex.com/content/dam/fedex/us-united-states/sustainability/gcrs/FedEx_2023_ESG_Report.pdf p.15

16 https://www.fedex.com/content/dam/fedex/us-united-states/sustainability/gcrs/FedEx_2023_ESG_Report.pdf

17 https://d1io3yog0oux5.cloudfront.net/_bc562bf83a2900f77b319f6b604089fe/odfl/db/515/4099/pdf/ODFL_2022_ESG+Report.pdf p.9

4

2024 Proxy Memo Old Dominion Freight Line | Greenhouse Gas Reduction Targets

Moreover, as a leading transportation and logistics company, Old Dominion has an influential position that could contribute to shifting the transportation and logistics industry toward net zero. Disclosing interim and long-term emission reduction targets can send an important signal to peers and members of Old Dominion’s value chain, including truck manufacturers, sparking innovation and collaboration. By setting emission reduction targets and reducing the emissions from its full value chain, Old Dominion can mitigate financial risks posed by heightened climate regulations and shifting consumer demands and retain its competitive advantage in the quickly decarbonizing transportation sector.

RESPONSE TO Old Dominion’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its Opposition Statement, Old Dominion states: “We believe the shareholder proposal’s prescriptive, one-size-fits-all approach is not in the best interest of the Company…An informed vote on the proposal requires an understanding of the extent to which an LTL motor carrier can realistically impact the net zero by 2050 goal through setting emissions targets.”

Old Dominion’s insistence that it is an exception to basic risk management practices like setting greenhouse gas reduction targets only prolongs the Company’s exposure to its climate-related risks. Emission reduction targets are staples of any company’s climate transition plan and are critical benchmarking tools for measuring the efficacy of a company’s decarbonization initiatives.

The proponent agrees that there is no one-size-fits-all approach for reaching net zero emissions. Fortunately, there is specific guidance available for the long-haul trucking industry which allows companies to tailor emission reduction targets and decarbonization actions to the unique parameters of its business model and risk profile.

Further, while decarbonization pathways are different for every industry, they all require net zero emissions by 2050. The National Zero-Emission Freight Corridor Strategy just released by the Biden Administration operates on the idea that the road freight industry will reach 100% ZE-HDV implementation by 2040.

“…we do not believe it is in the Company’s or our shareholders’ best interests to commit to the actions in the shareholder proposal at this time”

Transparency around developing and meeting basic emission reduction goals, and reducing key climate risks, is in the best interest of shareholders and the Company. Old Dominion is already facing risks from a dynamic diesel fuel market and should prioritize the opportunity to address risks within its control such as setting greenhouse gas reduction targets and reducing its carbon footprint.

5

2024 Proxy Memo Old Dominion Freight Line | Greenhouse Gas Reduction Targets

CONCLUSION

Vote “Yes” on this Shareholder Proposal

This proposal increases transparency around risk management and will provide investors with the assurance that Old Dominion is prioritizing the management of its financially material climate-related risks.

--

For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

6